Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603



                                October 18, 2012

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 962
               Global Balanced Income Builder Portfolio, Series 1
                              File No. 333-183887
--------------------------------------------------------------------------------
 Dear Mr. Bartz:

      As discussed during the phone conversation between you and our office on October 17, 2012 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 962, filed on October 16, 2012 with the Securities and Exchange Commission, which offers the Global Balanced Income Builder Portfolio, Series 1 (the "Trust"), the Trust's registration statement has made the following revisions.

      1. The Trust will not invest in real estate investment trusts ("REITs"). Accordingly, all references to REITs in the prospectus have been deleted.

      2. In the "Investment Summary - Security Selection - International Equity Strategy" section, the Trust has changed the first sentence from "Approximately 25% of the trust portfolio will constitute 25 common stocks ... " to "Approximately 25% of the trust portfolio will constitute approximately 30 common stocks .... "

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren